AB 11/2

BD 10/27

06050246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Old Post Road
(No. and Street)

Southport	Connecticut	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

RECEIVED SEP 2006 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

PROCESSED NOV 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

BD

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Group Securities, LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Financial and Operations Principal
(Title)

(Notary Public)

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

PINNACLE GROUP SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE
ACT OF 1934

JUNE 30, 2006

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Pinnacle Group Securities, LLC
Southport, Connecticut

We have audited the accompanying statement of financial condition of Pinnacle Group Securities, LLC as of June 30, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Group Securities, LLC as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
September 18, 2006

PINNACLE GROUP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS		
CASH AND CASH EQUIVALENTS	$	24,925
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	14,471
Due to related party (Note 4)		380
Total liabilities		14,851
MEMBER'S EQUITY		10,074
	$	24,925

See accompanying notes.

PINNACLE GROUP SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2006

REVENUES		
Interest and dividends	$	104
EXPENSES		
Consulting fees		18,655
Insurance		380
Licenses and permits		2,176
Professional fees		21,065
Total expenses		42,276
Expense reimbursement waived by related party (Note 4)	(	530)
Net expenses		41,746
NET LOSS	$(	41,642)

See accompanying notes.

PINNACLE GROUP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2006

Member's Equity as of June 30, 2005	$	20,605
Capital contributions		60,500
Capital withdrawal	(	29,389)
Net loss	(	41,642)
Member's Equity as of June 30, 2006	**$**	**10,074**

See accompanying notes.

PINNACLE GROUP SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	41,642)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities		5,821
Net cash used in operating activities	(	35,821)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		60,500
Capital withdrawal	(	29,389)
Borrowings from related party		350
Net cash provided by financing activities		31,461
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	4,360)
CASH AND CASH EQUIVALENTS - BEGINNING		29,285
CASH AND CASH EQUIVALENTS - ENDING	$	24,925
Supplemental Disclosure of Non-Cash Activities:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes.

NOTE 1. ORGANIZATION

Pinnacle Group Securities, LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Effective September 2005, the Company became wholly owned by Clatsop Capital, LLC ("Parent"). Prior to that date, the Company was owned by Amarillo PFI Corp.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Fees

Fees and related expenses are recorded on a trade-date basis as transactions occur.

Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity and the beneficial owner of the member is liable for the taxes of the Company's income or loss.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ending June 30, 2007 is significantly dependent upon the availability of continued funding from its Parent. The Parent has committed to funding the Company's operations through June 30, 2007.

NOTE 4. RELATED PARTY

For the year ended June 30, 2006, the Company was charged by Pinnacle Asset Management, L.P., an entity related by common ownership, for accounting and insurance expenses amounting to $910.

During the year ended June 30, 2006, management and the related party entered into agreement to waive $530 of amounts owed to the related party.

NOTE 5. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum "Net Capital", as defined, to be 6-2/3% of "Aggregate Indebtedness", as defined, or $5,000, whichever is greater. At June 30, 2006, the Company's "Net Capital" was $10,074 which exceeded requirements by $5,074. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.47 to 1 at June 30, 2006.

NOTE 6. SUBSEQUENT EVENT

Subsequent to year end, the Company was named as a defendant in an arbitration matter. The case is in the discovery stage, therefore it is too early to determine the outcome or effect of this matter.

PINNACLE GROUP SECURITIES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
JUNE 30, 2006

CREDITS		
Member's Equity	$	10,074
NET CAPITAL		10,074
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $14,851		5,000
EXCESS NET CAPITAL	$	5,074
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.47 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	14,471
Due to related party		380
Total aggregate indebtedness	$	14,851
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2006		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	17,362
Net audit adjustments (primarily arising from accruals)	(	7,288)
Net capital per above	$	10,074

See Independent Auditors' Report.

PINNACLE GROUP SECURITIES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Pinnacle Group Securities, LLC
Southport, Connecticut

In planning and performing our audit of the financial statements and supplementary information of Pinnacle Group Securities, LLC (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
September 18, 2006